Exhibit 99.7

BUDGET 2026 Strategic plan Government of Alberta 2026-29

Alberta Treasury Board and Finance

Communications

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Edmonton, Alberta, T5K 1E7

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For electronic copies of Budget 2026: Ministry Business Plans visit our website at: alberta.ca/budget-documents.aspx

ISBN 978-1-4601-6465-5

ISSN 2369-0127

This publication is issued under the Open Government Licence – Alberta

(http://open.alberta.ca/licence).

©2026 President of Treasury Board and Minister of Finance

alberta.ca	Budget 2026 | 2026-29 Government of Alberta Strategic Plan

Contents

Message from the Premier	4

Vision Statement	5

Two Key Priorities	6

Priority one | Maintaining Alberta’s Advantage	7

Maintaining Alberta’s advantage	8

Diversifying Alberta’s economy and attracting investment	9

Connecting Albertans to jobs	10

Pursuing the full value of Alberta’s natural resources	11

Securing a sustainable future for Alberta	12

Building Alberta	13

Performance Indicators	14

Priority two | Supporting Albertans	17

Advancing a modernized health care system	18

Providing supports for Albertans recovering from mental health and addiction challenges	19

Providing high-quality childcare, education, and training and opportunities for skill development	20

Fostering wellbeing in safe communities	21

Supporting vulnerable Albertans	22

Forming lasting and meaningful partnerships with First Nation, Métis, and Inuit communities	23

Building better communities	24

Performance Indicators	25

Budget 2026 | 2026-29 Government of Alberta Strategic Plan	3

Message from the Premier

Alberta is built on deeply held values, like hard work, innovation and community. These values serve as a strong foundation upon which to build a bright future for Alberta families.

This foundation is part of the Alberta advantage. Our values have made us the nation’s economic engine and fastest growing jurisdiction. Our hard work and innovative approach have prepared a path forward so we can respond to the unique economic and fiscal challenges we face today. Despite global economic uncertainty, volatile natural resource revenue, and changing international trade dynamics, we are prepared to support Albertans through these challenges, not just with words, but with action.

The 2026-29 Strategic Plan outlines our key priorities to meet these challenges and protect what matters most to Albertans while supporting them with efficient core public services we can sustain for the next generation.

Budget 2026 is focused on what matters. We are protecting freedoms, promoting the responsible development of Alberta’s abundant natural resources, investing in modernized public services such as health care and education, and helping Albertans embrace opportunities and contribute to vibrant, strong communities.

Budget 2026 continues our commitment to build long-term prosperity though wise investments in the Alberta Heritage Savings Trust Fund. In response to uncertainty, Alberta continues to strengthen its economic resilience through diversification, attracting investment in key sectors and increasing the production and export of oil and gas resources through future pipeline projects.

I am confident Budget 2026 will allow us to focus on what matters: a strong and free Alberta within a united Canada for generations to come.

Best regards,

Danielle Smith

Vision Statement

There is nowhere better than Alberta to raise families and build careers and businesses. That’s why Alberta is a lead contributor to Canada’s productivity and prosperity. Through Budget 2026, we are continuing to invest in the Alberta Advantage and supporting the things that matter most to Albertans.

For generations, people have come to Alberta to contribute to and share in our prosperity and opportunity. In recent years, the province’s population has grown faster than any other Canadian jurisdiction, leading to unique challenges, particularly during these economically volatile times. That is why this government is focused on what matters: investing in the programs and services important to Albertans like health care and education, workforce and skills training, supporting safe and thriving communities and fiscal responsibility.

We are building Alberta’s economy by expanding our energy exports through new pipelines and partnering with First Nations on pipeline ownership for economic reconciliation. We are also building on Alberta’s economic diversification in other areas where the province already enjoys a strategic advantage. This includes becoming a world-leading jurisdiction in artificial intelligence and advancing the province’s emerging aerospace, defence, technology, value-added agriculture and forestry products, critical minerals, alternative energy and environmental technology industries. We are also building stronger connections with jurisdictions around the world to cement Alberta’s reputation as a reliable and innovative partner.

Albertans have always been responsible environmental stewards, and we are building on this legacy by maximizing the potential of our abundant natural resources through responsible resource development, land-use planning, and regulatory modernization. We are taking a common-sense approach to conserve biodiversity and protect the environment while strengthening our economy and ensuring a prosperous and vibrant future for Albertans.

A thriving economy depends on a resilient and capable workforce. We are building the province’s workforce to keep pace with evolving labour markets, economic demands, and new technologies. Through increased access to innovative learning opportunities and enhanced education pathways, including a modern apprenticeship system, we are ensuring Albertans have the opportunities and support they need to pursue meaningful careers in today’s labour market. This includes exercising greater control over economic immigration to ensure the province’s labour market needs are met in a way that encourages economic growth and a sustainable future for all Albertans.

As our population continues to grow, we are investing in efficient, modern public services to support Albertans. This includes strengthening operational connections across government to ensure services are delivered consistently, efficiently, and in ways that reflect shared priorities. We are creating pathways to address challenges in Alberta classrooms including training new teachers and educational assistants while reaffirming our commitment to policies, programs, and curricula that set students up for success. We are committed to supporting our public healthcare system and ensuring resources are directed where they are needed most, including emergency services and operating rooms. Government is investing in health care infrastructure and physician and nurse education opportunities to ensure Albertans can access the health care services they need when and where they need them.

We are channeling our energy into what matters most, building a strong and vibrant province that Albertans are proud to call home. Through investment in public infrastructure, including hospitals and schools, we are building on the province’s strong foundation. Alberta’s government is working with municipalities and industry to build infrastructure that supports growth and opportunity across the province while strengthening road networks and key trade and energy corridors.

Alberta’s government is building a stronger, safer future for our communities by investing in provincial law enforcement, strengthening emergency management, and taking decisive action on critical public safety issues. We are also investing in mental health and addiction supports for Albertans pursuing recovery, including the construction of compassionate intervention facilities to ensure Albertans have the support they need. We are focusing on what matters: making Alberta the safest place to live, work, and raise a family.

We have a duty to make decisions that contribute to a strong and free Alberta for generations to come. We will continue to deliver accessible, efficient core services for Albertans so that they can maximize their personal opportunities and keep building a prosperous province.

Two Key Priorities

Priority One | Maintaining Alberta’s Advantage

The Government of Alberta is focused on safeguarding the province’s finances and economic prosperity against external threats, maintaining the province’s tax advantage and solid economic foundation while supporting innovation and job creation. Through good governance and continued diversification, Alberta will remain a lead contributor to Canada’s productivity and prosperity.

Priority Two | Supporting Albertans

Transformational changes are underway to deliver accessible, efficient public services for Albertans. By ensuring that people can access the core services they need, where and when they need them, we are creating an environment where Albertans can maximize their personal opportunities and contribute to strong communities.

Priority one Maintaining Alberta’s Advantage

Our objectives

1.  Maintaining Alberta’s advantage

2.  Diversifying Alberta’s economy and attracting investment

3.  Connecting Albertans to jobs

4.  Pursuing the full value of Alberta’s natural resources

5.  Securing a sustainable future for Alberta

6.  Building Alberta

7

PRIORITY ONE

Objective one

Maintaining Alberta’s advantage

Alberta is the economic engine of Canada. Through wise investment and smart fiscal leadership, we are restoring provincial rights and economic freedoms so that we can remain a lead contributor to Canada’s productivity and prosperity. Improving how government works by addressing efficiency and fostering a culture of continuous improvement and performance is our focus. We are dedicated to:

●	Growing the Alberta Heritage Trust Fund to secure financial stability and build long term prosperity for current and future generations of Albertans. Through wise investments, Government aims to increase the fund to at least $250 billion by 2050, in a way that is anchored in Alberta’s values and reflective of our unique character.

●	Maintaining Alberta’s tax advantage compared to other provinces for both individuals and businesses. Albertans and Alberta businesses continue to pay the lowest overall taxes when compared to other provinces. For 2026-27, Alberta’s tax advantage is $16.9 billion, lower than in previous years primarily due to British Columbia’s elimination of its carbon tax.

●	Reducing red tape by implementing regulatory and program delivery approaches that ease administrative burden and focus on outcomes. In doing so, government is getting out of the way of job creators to allow them to continue to grow their businesses, while improving government service delivery. A modernized regulatory environment reduces costs for Albertans and makes Alberta the best place to live, invest, and do business. Since 2019, government has reduced red tape by 34 per cent.
●	Maintaining a responsible approach to fiscal management by finding efficiencies in program delivery and operations to reduce government spending. This enables the province to focus its spending on the core programs and services that benefit Albertans.

●	Addressing regional disparities in utility rates by conducting a comprehensive review of distribution rates to ensure more equitable electricity distribution costs across the province, which will support both investment and affordability in rural Alberta.

●	Modernizing Alberta’s electricity grid and market design to enhance grid reliability and efficiency. Through the legislative and regulatory implementation of Alberta’s restructured energy market, an electric distribution system planning framework, and an optimal transmission planning framework, we are promoting system reliability, attracting long-term investment for new power generation, and enabling Albertans to take advantage of distributed energy resources (residential solar, battery storage, electric vehicle charging, etc.) while at the same time delivering affordable electricity to Albertans.

8	Budget 2026 | 2026-29 Government of Alberta Strategic Plan

PRIORITY ONE

Objective two

Diversifying Alberta’s economy and attracting investment

Government is shaping the future with a special focus on sectors where the province already enjoys a strategic advantage. With our highly educated population and high-quality post-secondary institutions, we can turn the province’s historic strengths and advantages into prosperity and opportunity. We are doing this by:

●	Establishing a Premier’s Investment Council to align relevant ministries and investment agencies on a consolidated approach to investment attraction. The Council will provide the Premier and ministers with clear line of sight on priority investment files, informed by market intelligence, and support coordinated decision-making on investments of strategic importance.

●	Establishing Alberta as a destination of choice for companies to innovate, commercialize, and scale in high-impact sectors through the implementation of the Alberta Technology and Innovation Strategy. The Strategy builds on Alberta’s proven strengths, accelerating the growth of our technology and innovation sector, creating high-value jobs, attracting global investment and conditions for long term prosperity and global leadership.

●	Positioning Alberta as a prime destination for international and local data centres through the implementation of the Alberta Artificial Intelligence Data Centres Strategy, which aims to enhance access to public data and establish networks of research excellence to support the technology and innovation sector. Alberta will uphold its reputation as a business-friendly regulatory regime with competitive tax rates by combining strong investment attractiveness with stable, affordable electricity and fair returns for Albertans.

●	Securing Alberta’s place as a key partner for international trade by promoting Alberta’s interests on the global stage, building relationships with international markets while asserting Alberta’s priorities and safeguarding provincial jurisdiction in international agreements by implementing the International Agreements Act.

●	Securing high-impact private sector investments by developing and delivering investment programs, services, data tools and other resources and through partnerships with other governments and key partners including Invest Alberta Corporation. In 2026-27, government aims to maximize investment incentives to ensure they deliver significant economic benefit and is increasing funding for the Investment and Growth Fund (IGF) to $27.5 million annually to support new investments and expansion projects. The IGF provides the flexibility to target investments across a wide range of industries, including manufacturing, aerospace, logistics, technology, agrifood, forestry, energy, and tourism.
●	Developing and implementing Alberta’s Nuclear Roadmap and regulatory framework to build public confidence and provide industry certainty to enable investment attraction into new nuclear energy projects in the province.

●	Working with industry and key economic development partners to maximize investment by the Government of Canada and the private sector in defence-related infrastructure and the defence industry in Alberta.

●	Continuing to build a competitive agriculture industry that attracts new investment in value-added processing and increases exports to markets across Canada and around the world. Government is taking several steps to achieve these goals, including the development of Agriculture First legislation that removes red tape and clears the way for the sector to be more innovative and productive.

●	Ensuring the long-term growth and competitiveness of Alberta’s whisky sector by developing the Alberta Whisky Act, which defines “Alberta Whisky”, provides clear standards for production, and enables innovation and stronger brand recognition.

●	Working with Travel Alberta and industry partners to implement Higher Ground: A Tourism Sector Strategy to grow the province’s visitor economy to $25 billion in annual visitor expenditures by 2035. Government is expanding opportunities to attract private capital into the development of year-round sustainable tourism projects in Alberta’s Rockies by implementing the All-Season Resorts Act.

●	Growing Alberta’s cultural industries to diversify the economy, create jobs, and secure the province’s position as a hub for publishing, music, television, film, and other performing arts. Government will continue to build this sector through several programs, grants and initiatives such as the Alberta Media Fund, which supports Alberta-made content. By championing a vibrant cultural sector, the province is driving economic growth while sharing our culture and stories.

Budget 2026 | 2026-29 Government of Alberta Strategic Plan	9

PRIORITY ONE

Objective three

Connecting Albertans to jobs

Addressing labour market gaps in key economic sectors through the Alberta Jobs Strategy, which combines existing strategies and initiatives into a coordinated response to the changing job market. Through nearly 50 programs and initiatives government will continue to support Albertans to gain the skills, training and experience they need for a successful career, while positioning Alberta as a global hub for talent, innovation and long-term prosperity. We are doing this by:

●	Enabling the province to exercise greater control over economic immigration, including utilizing Alberta’s allocation through the Alberta Advantage Immigration Program (AAIP), which allows government to address labour shortages in sectors where the domestic workforce is not sufficient. In 2026-27, $16 million is allocated for economic immigration programs and services to support the province’s labour market needs and economic growth.

●	Increasing access, removing barriers and enhancing funding opportunities for mentoring, labour attachment and other related labour market integration programs for immigrants and newcomers. In 2026-27, government is allocating $15 million to workforce-focused grant programs that improve newcomers’ integration, retention and long-term community and economic contributions across the province.

●	Aligning post-secondary programs with current and emerging labour market demands by enhancing education pathways and post-secondary capacity, expanding innovative learning opportunities such as work-integrated learning and apprenticeship learning models to meet Albertans’ skills needs. In 2026-27, $118 million is allocated to increase seats in high demand post-secondary programs through the existing Targeted Enrolment Expansion programs, and $30 million is allocated to increase seats in high demand occupations, such as health care programs.

●	Removing barriers to speed up the credential recognition process for workers from provinces with similar standards through implementation of Alberta’s Labour Mobility Act and pursuing opportunities and best practices to improve processes for the recognition of foreign credentials as informed by the recommendations of the Foreign Credential Advisory Committee.
●	Supporting a modern and efficient apprenticeship system that facilitates entry, progression, and completion of programs into rewarding careers. Guided by Alberta 2030: Building Skills for Jobs, government is investing $96 million through the Apprenticeship Learning grant to expand classroom instruction seats across Alberta and respond to demand for apprenticeship training.

●	Supporting industry-led workforce development initiatives that address sector specific labour shortages and build Alberta’s competitive advantage. Government partners with industry associations, Indigenous organizations and employers to deliver customized training and sector workforce strategies in priority areas. This includes workforce response programming to support workers and employers affected by economic transitions such as trade disruptions and industry shifts.

●	Working with the Alberta Chamber of Commerce (ACC) to bring talent pipeline management (TPM) approaches to Alberta. TPM provides employers and their education and workforce development partners with strategies and tools to co-design talent supply chains that connect learners and workers to jobs and career advancement opportunities.

●	Delivering a high quality, accessible education system that produces excellent student outcomes and builds a skilled workforce capable of meeting Alberta’s present and future labour market needs by offering non-repayable student assistance opportunities for in demand careers and work experience options.

●	Addressing health care workforce challenges through implementation of the Alberta Health Workforce Strategy. Government is focused on quality of patient care by improving family physician recruitment, retention, and equitable distribution, particularly in rural and remote communities, expanding nurse practitioner practices, recruiting and integrating internationally educated health care professionals, and offering physicians flexibility to provide insured services through the provincial health insurance plan while also delivering private services. Alberta is also increasing post-secondary education training seats and opportunities in health care-related programs.

10	Budget 2026 | 2026-29 Government of Alberta Strategic Plan

PRIORITY ONE

Objective four

Pursuing the full value of Alberta’s natural resources

Alberta has been blessed with abundant natural resources, and we are pursuing their full potential by restoring provincial rights and economic freedoms, working with other governments to improve market access, and strengthening the Canada-United States energy partnership. We will accomplish this by:

●	Taking urgent and strategic measures to expand and diversify markets through the work of Alberta’s international offices in collaboration with the federal government, other provinces and territories, and industry partners.

●	Defending Alberta’s jurisdiction over energy and natural resources, industrial emissions, intra-provincial projects, and electricity policy.

●	Promoting Alberta as a reliable partner in supporting North America and global energy security and transition. Government will advocate nationally and internationally for expanded pipeline capacity, including the development of the crude oil pipeline to British Columbia’s northwest coast, and the optimization of new and existing infrastructure to enhance market access, increase production, strengthen energy security and grow value-adding industries.

●	Ensuring utility costs remain affordable by modernizing Alberta’s power market and transmission policies to help meet growing demand, stabilize utility bills, and strengthen reliability and affordability, while also encouraging continued investment in the province.
●	Continuing to support a competitive regulatory environment utilizing key strategies and action plans to attract investment and development of hydrogen, ammonia, propane, liquified natural gas, and other liquids and critical minerals.

●	Partnering with First Nations, Metis Settlements, and credibly asserted Métis communities to build oil and gas pipelines and other major development projects across the province. By empowering Indigenous communities to take charge of their economic futures, we are leading the way in economic reconciliation while respecting traditional territories and treaties.

●	Advancing economic diversification by reviewing and updating the Minerals Strategy and Action Plan to position Alberta as a preferred producer and supplier of metallic and industrial minerals and leveraging Alberta’s untapped minerals resource potential to create jobs, attract investment and expand market opportunities.

Budget 2026 | 2026-29 Government of Alberta Strategic Plan	11

PRIORITY ONE

Objective five

Securing a sustainable future for Alberta

Alberta’s government is shaping the future by balancing environmental protection with economic growth through responsible resource development, land-use planning, and regulatory modernization. Alberta is committed to conserving biodiversity, enhancing water management, and supporting innovation to reduce emissions while maintaining competitiveness and quality of life for Albertans. We are:

●	Modernizing the Water Act to make water more available to the province’s growing communities, farmers, ranchers and businesses while ensuring responsible long-term management of Alberta’s water resources, respecting traditional uses, and upholding environmental stewardship. The Act’s amendments will increase transparency about water use, reduce red tape regarding water licensing, and support increased use of other water sources while maintaining the highest standards of water conservation and treatment.

●	Allocating $80 million in capital funding through 2028-29 to expand irrigation capacity and address modernization priorities and water supply needs across the province. Through these initiatives, government is maximizing water use efficiency while helping farmers boost yields, increase crop diversity, and help ensure a stable agricultural future for Albertans. This is part of a $933 million investment between Alberta, the Canada Infrastructure Bank, and nine irrigation districts to help grow the agri-food industry, expand primary agricultural production, and support a diversified value-added processing industry.

●	Continuing to advance wildfire mitigation and risk reduction through proactive and strategic forest harvesting, public education, and expanded FireSmart and fireguard programs to ensure the province’s forests are managed responsibly and Albertans are protected from catastrophic events. In 2026-27, government is investing $169 million to support effective wildfire mitigation and response efforts.

●	Advancing species at risk management through policy solutions and partnerships as informed by collaboration with external partners, while safeguarding Alberta’s jurisdictional authorities. Government is committed to engaging with partners, including Indigenous communities, industry and other stakeholders to support effective approaches to species at risk recovery, habitat conservation and restoration, and invasive species management.
●	Bolstering Alberta’s reputation as a responsible energy producer while maintaining and promoting sustainable resource development through the Mature Asset Strategy to ensure Alberta has the highest global competitiveness in oil and gas development with the strong environmental stewardship Albertans expect.

●	Leading the way in emissions reductions, while also encouraging innovation and investment through the updated Technology, Innovation and Emissions Reduction (TIER) system, which provides Alberta industries with flexible compliance pathways and incentives to reduce emissions, including the option to invest in on-site emissions reduction technology. The TIER system remains the longest standing industrial carbon pricing system in North America and supports Alberta’s jurisdiction while providing regulatory certainty for industry. Government has committed $133 million from the TIER Fund in 2026-27 to support initiatives across the province, ultimately protecting local jobs, strengthening competitiveness and maintaining Alberta’s position as the destination of choice for global investment.

●	Update and improve Alberta’s land-use planning approaches and tools, with input from stakeholders, so plans can be put into action faster. This will provide communities, industry and Albertans with greater certainty about how land will be managed, including how sustainable development, environmental stewardship, and biodiversity will be achieved.

12	Budget 2026 | 2026-29 Government of Alberta Strategic Plan

PRIORITY ONE

Objective six

Building Alberta

To support current and future Albertans, Government is taking action to continue building a strong and vibrant province through key public infrastructure investments. Our population continues to grow, and we are investing in new student spaces, expanded road and LRT networks, and municipal infrastructure to keep up with that growth. This includes:

●	Investing $4.2 billion in Capital Maintenance and Renewal projects over three years, including vital repairs to extend the useful life of government-owned facilities and infrastructure like roads and bridges, health facilities, schools, courthouses, housing, post-secondary institutions, and cultural facilities throughout Alberta.

●	Strengthening community infrastructure across the province through the capital component of the Local Government Fiscal Framework (LGFF). In 2026-27, Government is allocating almost $800 million through this component to develop, improve, or maintain community infrastructure, support the resiliency and livability of local communities and position municipalities as full partners in Alberta’s economic future.

●	Investing $29.3 million through the Strategic Transportation Infrastructure Program (STIP) during the 2026-27 fiscal year. Through STIP, the provincial government aims to improve accessibility and the movement of goods, increase municipal transportation infrastructure, enhance safety and efficiency, and extend the service life of key transportation infrastructure across Alberta.

●	Building a strong and reliable transportation system by removing barriers to airport growth, expanding direct international flights out of Alberta, and supporting regional air passenger services. This will ultimately drive job creation, boost economic growth, and strengthen transportation networks that support growth and opportunity across Alberta.

●	Investing $5 million in 2026-27 as part of a total $15 million multi-year commitment to plan LRT-airport connections for Edmonton and Calgary and assess the market and business models to advance passenger rail in Alberta.
●	Investing $2.4 billion in provincial funding and $1.1 billion in federal support over 3-years for LRT projects to enhance connectivity for the growing populations within Alberta’s two biggest metropolitan centres, providing fast, frequent, and reliable transit service. This includes the construction of Calgary’s Green Line, from downtown to Shepard, and extension of the Blue Line north, and continuing work on the Edmonton West Valley Line and Capital Line South extension.

●	Encouraging Albertans to enjoy the natural beauty of our province by investing in sustainable outdoor recreation infrastructure, including over $275 million over three years to build new campsites, upgrade trails, and enhance outdoor recreational opportunities, natural features, and buildings on Crown lands. Government is committed to working with entrepreneurs and other organizations to improve infrastructure and services offered in Kananaskis, Canmore, and other high-traffic recreational areas while protecting the environment and enhancing economic opportunities.

●	Working with municipalities, builders and local businesses to modernize and streamline the permitting system and related legislation, establishing clear permitting frameworks and automatic approval options to enable faster, more transparent, and efficient decisions. Through these actions, government aims to reduce barriers and create a more attractive environment for investment across Alberta.

Budget 2026 | 2026-29 Government of Alberta Strategic Plan	13

Performance indicators

EMPLOYMENT

Private sector employment

Last Actual: Employment in the private sector grew 2.1 per cent in 2025. The number of jobs in the private sector is an indicator of the extent to which economic conditions are affecting activity in the private sector and, therefore, employment in that sector.

Wages and salaries growth

Last Actual: On a year-to-date basis until September, wages and salaries were up 4.3 per cent in 2025 compared to 2024. Wages and salaries are an indicator of labour income, and reflect changes in employment, labour force participation, hours worked, and wage growth.

Performance indicators

INVESTMENT AND BUSINESS ACTIVITY

Alberta activity index

Last Actual: The Alberta Activity Index was up 2.9 per cent year-over-year between September 2024 and September 2025. The Alberta Activity Index tracks nine indicators of overall economic activity in the province, including employment, housing starts, truck sales and activity in the energy sector.

Housing starts

Last Actual: In 2025, the annual number of housing starts in Alberta stood at 56,142 units, which represented a 17 percentage point increase over 2024. The number of housing starts is an indicator of the broader economy and the ability to meet demand for Alberta’s growing population by tracking new residential construction.

Non-residential capital investment in Alberta

Last Actual: $14,693 in 2024, down 1.7 per cent from 2023. Non-residential investment expressed on a per capita basis is an indicator of the overall productive capacity of the economy and a key driver of economic activity in the province.

Value of Alberta’s exported products

Last Actual: $119 billion through August 2025, down 1.5 per cent compared to the same period of 2024. The total value of Alberta exports of domestic goods to international markets is a key indicator of trade and export growth. Increased exports are a signifier of economic growth and prosperity in Alberta. Data is reported by calendar year.

Upstream oil and gas investment

Last Actual: $30.2 billion in 2024, up 5.6 per cent from 2023. Capital investment in Alberta’s upstream energy sector is an indicator of the health and future growth of the energy sector in Alberta.

Performance indicators

GOVERNMENT SPENDING

Alberta Tax Advantage

Alberta’s tax advantage is an estimate of the total additional taxes individuals and businesses would pay if Alberta had the same tax system as any other province. The tax advantage is reported based on figures in budget and stands at $16.9 billion in 2026-27.

Net debt to GDP in Alberta and comparator provinces

Last Actual: In 2024-25, Alberta’s net debt to GDP ratio was 7.2 per cent compared to 20.3 per cent in British Columbia, 36.2 per cent in Ontario, and 38.3 per cent in Quebec.

This indicator is the proportion of a province’s net debt to its gross domestic product and is a proxy for the fiscal health and sustainability of a province’s finances. The federal net debt is based on a similar methodology to the comparator provinces, including Alberta, and is different from the “federal debt” measure that the federal government reports in budgets and public accounts. Federal debt reported in federal budgets equals total liabilities less financial assets (net debt) less non-financial assets.

Per capita expenditure in Alberta and comparator provinces

Last Actual: In 2024-25, Alberta’s per capita program expenditure was $14,264 compared to the average of $15,622 for comparator provinces Quebec, British Columbia, and Ontario.

This is an indicator of the comparative levels of public expenditure compared to the most directly comparable provinces with respect to features such as population size and density as well as geography.

Priority two

Supporting Albertans

Our objectives

1.	Advancing a modernized health care system

2.	Providing supports for Albertans recovering from mental health and addiction challenges

3.	Providing high-quality childcare, education, and training opportunities for skill development

4.	Fostering wellbeing in safe communities

5.	Supporting vulnerable Albertans

6.	Forming lasting and meaningful partnerships with First Nation, Métis, and Inuit communities

7.	Building better communities

PRIORITY TWO

Objective one

Advancing a modernized health care system

Alberta’s government is continuing to advance initiatives that support a refocused, modernized health care system and ensure Albertans can access health services where and when they need them. This work includes:

●	Strengthening primary and preventative care through faster and more effective elective testing, screening and diagnostic services; enhanced public health inspections; targeted initiatives to improve immunization rates; and improvements to health benefits administration, including government-sponsored drug plans. Government is implementing Phase 2 of the Modernizing Alberta’s Primary Health Care System Initiative, building on foundational investments to sustain the transformation and evolution of primary health care in Alberta.

●	Embedding culturally safe, respectful, and appropriate primary health care services for Indigenous Peoples by finalizing the establishment of the Indigenous Advisory Council to provide ongoing strategic guidance. In 2026-27, approximately $6.1 million will be allocated to First Nations, Métis, and Inuit communities and organizations through the Indigenous Primary Health Care Innovation Fund and investments in Indigenous Patient Navigation, including the placement of Patient Navigators in emergency departments.

●	Continuing physician training expansion, with an emphasis on training physicians to practice in rural communities through the implementation of rural training centres in Lethbridge and Grande Prairie and increasing access to medical education for learners in rural settings.

●	Continuing implementation of Alberta’s Midwifery Strategy through investments in innovative projects to improve access to maternal care, particularly in rural, remote, and Indigenous communities.
●	Reducing wait times and improving patient flow through emergency department enhancements, by improving safe discharge processes and transitions to appropriate alternative settings for post-acute recovery.

●	Increasing the number of surgeries performed through the Acute Care Action Plan and improving operator efficiency and accountability through the introduction of an activity-based funding model in 2026-27.

●	Improving access to emergency health services by strengthening workforce capacity and resolving operational inefficiencies across the province-wide air and ground ambulance system, supported by $778 million in system-level investments in 2026-27, to increase emergency response capacity and performance.

●	Enhancing acute care capacity through a $1.4 billion capital investment in 2026-27 that expands hospital and rural facility infrastructure, supporting a more resilient system capable of responding to surges and evolving health needs.

●	Modernizing and transforming the continuing care system to improve quality of care, increase technology and innovation, enable provision of more care in the community, and support the continuing care workforce.

●	Expanding continuing care capacity through the modernization of existing facilities and the creation of new spaces in priority areas throughout the province.

●	Advancing a coordinated approach to ensure patients across the health care system are receiving the appropriate level of care.

18	Budget 2026 | 2026-29 Government of Alberta Strategic Plan

PRIORITY TWO

Objective two

Providing supports for Albertans recovering from mental health and addiction challenges

Alberta’s government is continuing to strengthen mental health and addiction supports for Albertans pursuing recovery. The Alberta Recovery Model is a recovery-oriented system of care that enables access to a robust continuum of supports and services to help individuals achieve recovery and wellness. This includes:

●	Implementing and operationalizing compassionate intervention legislation to provide timely and effective interventions for people who are likely to cause substantial harm to themselves or others due to their substance use or addiction. In 2026-27, $42.5 million is allocated for this work.

●	Allocating $318.6 million in capital funding over three years (2026-27 to 2028-29) to renovate existing facilities and build compassionate intervention centres, including two 150 bed centres in Edmonton and Calgary to support implementation of compassionate intervention.

●	Providing access to and supporting the delivery of mental health and addiction services in correctional settings to enable treatment continuity and help facilitate recovery for individuals interacting with the justice system through an allocation of $60.2 million in 2026-27.

●	Delivering medical withdrawal management and bed-based addiction treatment services and enhancing the quality of programming to support Albertans pursuing recovery from substance use issues. In 2026-27, $121.1 million is allocated to these services.
●	Investing $156 million in 2026-27 to deliver prevention, intervention, and specialized mental health and addiction services for children and youth in schools and in community to build resiliency and support healthy development.

●	Over two years (2025-26 and 2026-27), $46 million is allocated to build and $33 million to operate CASA House facilities in key locations across the province to provide live-in and day programs and ensure youth have access to the critical mental health supports they need to improve their well-being.

●	In 2026-27, $21.3 million is allocated to build and $52.8 million to operate recovery community facilities across the province, including five facilities led by Indigenous communities, to provide holistic rehabilitation supports for Albertans pursuing recovery.

Budget 2026 | 2026-29 Government of Alberta Strategic Plan	19

PRIORITY TWO

Objective three

Providing high-quality childcare, education, and training and opportunities for skill development

Alberta’s government is working with parents, teachers, school leaders, and trustees to make Alberta’s schools the best places for our children to learn and develop. Alberta’s government is also committed to providing high quality affordable licensed childcare options for Alberta families. Alberta’s post-secondary institutions are the foundation of a strong economy and a vibrant province. A top priority for government is to ensure Albertans have the knowledge, skills, and competencies needed for family-supporting jobs, contributing to economic growth and diversification. We are:

●	Building new schools and enhancing existing school infrastructure to meet the increasing demands of growing communities in Alberta. $4.1 billion in capital investment is allocated over three years to maintain, enhance, plan, expand, and build new schools.

●	Mitigating the impact of class sizes and classroom complexity through a data-driven approach to allocating resources and strengthening supports for students and teachers. A total of $355 million is allocated in 2026-27 to address classroom complexity.

●	Enhancing relationship-building with First Nations, Métis and Inuit communities, partners, and schools to enhance student success and advance reconciliation.

●	Enabling qualified and experienced professionals in high-demand fields to quickly transition into teaching roles in Alberta’s K-12 system to support the needs of our rapidly growing student population.

●	Supporting affordability for students by reducing financial barriers to post-secondary education through the allocation of $1.1 billion towards Alberta student loans, scholarships, and grants. Government remains committed to developing a skilled workforce for the future by helping Albertans benefit from learning opportunities.
●	Improving access to affordable out-of-school care programs for families through income tested family supports and workforce investments. In 2026-27, the ministry will allocate $1.77 billion to support Alberta families to increase access to affordable, high-quality and inclusive licensed childcare.

●	Promoting excellence within professional regulatory bodies by strengthening and streamlining the professional regulatory environment, and labour mobility by reducing timelines and barriers to registration, while also maintaining a high standard of quality.

●	Strengthening the private career colleges sector by revising regulations and policies consistent with recent statutory changes, and working with operators, industry, and other partners to enhance student protections while also providing opportunities for sustainable development and innovation.

●	Improving access to safe, affordable, high-quality childcare so Alberta parents can advance their education, training and careers. Alberta remains committed to working with the province’s licensed childcare providers to ensure childcare meets the unique needs of families and communities and is available where it is needed most. Alberta’s government continues to strengthen the early childhood educator workforce through ongoing recruitment and retention initiatives while also collaborating with education partners to promote childcare as a rewarding career path.

20	Budget 2026 | 2026-29 Government of Alberta Strategic Plan

PRIORITY TWO

Objective four

Fostering wellbeing in safe communities

Alberta’s government is taking decisive action to address crime and social disorder to keep all Albertans safe and secure in their communities. Albertans deserve an accessible and sustainable justice system that protects them and supports safer communities. Government will protect Albertans through focused work to reduce and prevent crime, support victims of crime, and make the justice system faster, and more effective while maintaining fairness and impartiality. We are:

●	Implementing the new Alberta Sheriffs Police Service to enhance the safety of Alberta communities, with an additional $22 million allocated in 2026-27 bringing the total operating budget to $200.9 million.

●	Allocating $56.3 million in 2026-27 to the Alberta Law Enforcement Response Teams to continue to address organized crime, child pornography, gun violence, drug trafficking, human trafficking, and prolific offenders.

●	Continuing to advance digital transformation by streamlining processes and expanding digital pathways to improve Albertans’ access to justice, ensuring that Albertans can access court services efficiently and effectively.

●	Supporting victims of crime by allocating $10.5 million in 2026-27 to the Victims of Crime Assistance Program to facilitate direct and timely supports and services to victims, including emergency expenses and recovery.

●	Improving services and supports for Albertans with family legal matters by working with the courts and other stakeholders including ongoing implementation of the Family Justice Strategy and undertaking an operational review of Family Support Order Services.
●	Developing a new provincial DNA laboratory to strengthen timely, evidence-based, and reliable investigative capability for law enforcement. In 2026-27, $5 million in operating and capital funding is allocated to this work.

●	Defending the rights of law-abiding firearms owners. In 2026-27, $9.2 million will be invested to enable the Alberta Chief Firearms Office’s delivery of the Canadian Firearms Program in Alberta and support Alberta’s law-abiding firearms owners in keeping with its obligation under the Alberta Firearms Act.

●	Keeping Albertans safe on our roads by investing $36.4 million in 2026-27 in traffic safety programs. We are also continuing to modernize administrative processes for traffic offences under the Traffic Safety Act and investing $7.6 million in the SafeRoads program to address alcohol or drug related driving infractions.

Budget 2026 | 2026-29 Government of Alberta Strategic Plan	21

PRIORITY TWO

Objective five

Supporting vulnerable Albertans

Government will continue to ensure supports are in place for our most vulnerable citizens and those who require other targeted protections and supports. To this end, we are:

●	Removing barriers and providing incentives to build new homes while working with municipal, federal, and industry partners to align housing programs and regulations with housing needs in Alberta.

●	Allocating $768 million over three years to build, renew and maintain affordable housing, and operate government-supported affordable housing programs.

●	Continuing to modernize financial support systems and benefits, such as Assured Income for the Severely Handicapped, to ensure sustainable, high-quality services are provided to those who need them, while maintaining program integrity.

●	Launching the Alberta Disability Assistance Program, to provide financial, medical, and personal supports, as well as pathways to employment for Albertans with disabilities who are able to work.

●	Providing resources to municipalities and Metis Settlements to design and deliver preventive social programs to address key social issues in their communities. In 2026-27, $105 million will be invested through Family and Community Support Services to support this work.

●	Assisting Albertans in exiting the cycle of homelessness by continuing to implement a provincial housing-focused and recovery-oriented delivery model to ensure people can access the services they need to support their long-term housing stability. In 2026-27, $217.5 million is allocated to support homeless shelters, Navigation and Support Centres, and housing supports programs.
●	Ensuring adequate supports and safety for Alberta’s seniors. Government is supporting seniors on several fronts, including working with seniors lodge providers to improve operations and meet increased demand, as well as preventing and addressing elder abuse. In 2026-27, $4.1 million is being allocated through grants to prevent elder abuse, $586.6 million through grants and low-interest home equity loans to support seniors with low income, $2.5 million through grants to senior-serving community-based organizations to develop and deliver programs for older adults and seniors, and $64 million is going to seniors lodges through the Lodge Assistance program.

●	Improving supports for youth and young adults transitioning from government care into adulthood to promote health, foster education and skill building, and improve employment opportunities. Government is providing $65 million in 2026-27 for the Transition to Adulthood Program (TAP) for continued access to services for youth and young adults aging out of government care.

●	Preventing gender-based violence through awareness, education and community engagement. Government is supporting the implementation of Alberta’s 10-year Strategy to End Gender-based Violence and support survivors.

●	Ensuring fair and safe participation of women and girls in sport through the full implementation of the Fairness and Safety in Sport Act.

●	Supporting lower- and middle-income families with children under 18 by allocating $405 million to the Alberta Child and Family Benefit (ACFB) program in 2026-27.

22	Budget 2026 | 2026-29 Government of Alberta Strategic Plan

PRIORITY TWO

Objective six

Forming lasting and meaningful partnerships with First Nation, Métis, and Inuit communities

Alberta’s government will continue to partner with Indigenous people in pursuit of reconciliation, inclusion, opportunity, and community well-being, including increasing safety for all Indigenous people. Alberta’s government will support opportunities for Indigenous entrepreneurship, community supports, training, and employment, and work with Indigenous leaders as they develop the social and economic programs their communities need. Additionally, Alberta will continue working in partnership with Indigenous communities throughout the province to advance their long term sustainability. We are:

●	Enabling access to capital for Alberta-based Indigenous groups investing in medium to large-scale natural resource, agriculture, transportation, tourism, technology, healthcare and telecommunication projects and related infrastructure through the Alberta Indigenous Opportunities Corporation (AIOC). Since its inception in 2019, the AIOC has provided more than $745 million in loan guarantees for eight energy projects that are creating long-term revenue streams for 43 Indigenous communities. It is estimated that $1.4 billion will flow to these communities over the lifetime of these projects.

●	Allocating more than $179 million in 2026-27 as part of the First Nations Development Fund (FNDF) to help support First Nations’ economic, social, and community priorities. The FNDF is supported by a percentage of revenues from government-owned slot machines operating in First Nations casinos in Alberta.

●	Investing $8.3 million in 2026-27 through the Aboriginal Business Investment Fund to help support eligible Indigenous community-owned economic and business development projects that improve social and economic outcomes for Indigenous people and their communities by creating jobs and boosting regional economies.
●	Providing $4 million in 2026-27 to support training opportunities for Indigenous people in Alberta through the Employment Partnerships Program (EPP). The EPP helps build collaborative partnerships between Indigenous communities and the private sector to expand the availability, accessibility and quality of Indigenous employment opportunities while providing participants with skills training to support their employment goals.

●	Coordinating Alberta’s response to the National Inquiry into Missing and Murdered Indigenous Women and Girls including supporting the work of the Premier’s Council on Missing and Murdered Indigenous Women, Girls and Two Spirit Plus People, which works to address and prevent violence and increase the safety and economic security of Indigenous women, girls and two spirit plus people.

●	Allocating $3.9 million to the Indigenous Reconciliation Initiative to support initiatives that revitalize and enhance Indigenous cultures, traditions, and languages as well as projects that support local economic development as part of the government’s ongoing work to support reconciliation.

Budget 2026 | 2026-29 Government of Alberta Strategic Plan	23

PRIORITY TWO

Objective seven

Building better communities

Alberta’s government will continue to support social services, culture, multiculturalism, recreation, and the arts to improve Alberta communities, make them more welcoming, and enhance quality of life for Albertans. We are:

●	Continuing to support cost-effective municipal service delivery through regional collaboration and intermunicipal collaborative frameworks. Almost $11 million is budgeted in 2026-27 to support the Alberta Community Partnership Grant Program, which supports intermunicipal collaboration, capacity building, and asset management, supporting Alberta’s municipalities to work together to thrive.

●	Fostering welcoming and opportunity-rich communities and workplaces for everyone who lives, works, and contributes to Alberta’s prosperity, informed by advice from the Premier’s Council on Multiculturalism, the Alberta Anti-Racism Advisory Council and the Alberta Black Advisory Council. In 2026-27, government is allocating up to $2.5 million to support community organizations and Indigenous communities through the Ethnocultural Grant Program and the Anti-Racism Grant Program, which strengthen cross cultural connection, promote mutual understanding, and support safe, respectful communities across the province.
●	Celebrating Alberta’s provincial pride, economic strength, and bold identity through the introduction of a new standard licence plate design featuring the iconic Moraine Lake in Banff National Park and the “strong and free” motto.

●	Allocating $38.1 million in 2026-27 to the Alberta Foundation for the Arts to support Alberta’s artists and arts organizations, including many that provide programming for children and families.

●	Allocating $9 million to support community groups, non-profit organizations, societies, First Nations, and Metis Settlements to build or enhance sport and recreational facilities through the Active Communities Initiative. Investments will support small and mid-sized projects such as indoor and outdoor hockey arenas and rinks, community pools, indoor turf centres, pickleball courts, sport fields and courts, and other recreational facilities.

●	Supporting the non-profit sector to provide valuable community programs and services by investing $61.4 million in 2026-27 through community grant programs, including the Community Initiatives Program, the Community Facility Enhancement Program, and other capital grants.

24	Budget 2026 | 2026-29 Government of Alberta Strategic Plan

Performance indicators

HEALTH CARE

Family physician and nurse practitioner workforce capacity

Last Actual: In 2025, there were 6,362 family physicians and 1,054 nurse practitioners with active licenses to practice in Alberta, a 6.9 per cent increase and 3.5 per cent increase from 2024, respectively.

Percentage of scheduled surgeries completed within clinically recommended timelines

Last Actual: In 2024-25, 62.9 per cent of surgeries were completed within clinically recommended wait times. Implementation of initiatives such as the Alberta Surgical Initiative and the Acute Care Action Plan are monitored through this indicator of the system’s ability to delivery timely surgical care, and readiness to manage pressures and increased demand.

Number of publicly funded mental health and addiction beds per 100,000 population

Last Actual: As of December 2025, 95.5 beds were available. Mental health and addiction conditions often require inpatient or residential treatment for stabilization, medical withdrawal management, and recovery. Bed availability is a critical determinant of timely access to care for individuals requiring high-acuity psychiatric and addiction treatment services. Adequate inpatient and residential treatment capacity is essential for continuity of care within the broader mental health and addiction system.

Performance indicators

CHILDCARE, EDUCATION, AND APPRENTICESHIP

High school completion rate

Last Actual: In 2023-24, 87.1 per cent of students completed high school within five years of entering Grade 10. High school completion is an indicator of education system performance, job readiness and preparedness for further study. Data for 2024-25 will be available in June 2026.

Post-secondary academic and apprenticeship graduates employment rates

In 2024, 95 per cent of Alberta’s post-secondary academic graduates reported they were employed approximately two years after graduation. Additionally, 96 per cent of apprenticeships graduates reported in 2024 that they were employed between five and 18 months after graduation. Tracking employment rates of recent post-secondary academic and apprenticeship graduates provides insights into whether Alberta’s post-secondary and apprenticeship education systems are supporting graduates to achieve labour market outcomes.

Workforce investment, recruitment and retention of skilled early childhood educators

Last Actual: Since signing the Canada Alberta Canada-Wide Early Learning and Child Care Agreement, Alberta has seen a net increase of approximately 13,000 early childhood educators (ECEs) employed in child care and approved family day homes for a total of 31,300 as of March 2025. Additionally, approximately 13,000 ECEs accessed professional development training totaling $14.2 million in 2024-25.

Performance indicators

COMMUNITY SAFETY

Violent and property crime in urban and rural communities

Last Actual: In 2024, Alberta’s violent crime rate was 1,544 per 100,000 population and the property crime rate was 4,319 per 100,000 population. These indicators measure the volume of crime (except traffic) relative to population size. Crime rate is an indicator of public safety and provides insight into where the government needs to direct public safety efforts in partnership with policing services.

Change in violent and non-violent crime indexes

Last Actual: The violent crime severity index decreased by 9.69 per cent and the non-violent crime severity index decreased by 8.40 per cent between 2023 and 2024. Tracking the year-over-year percentage change in the violent and non-violent crime severity indexes provides an overall indicator on the volume and seriousness of police reported crime.